



SECURI ... ON

07003350

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 12716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown, Lisle/Cummings, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Turks Head Place - Suite 800
(No. and Street)

Providence (City) RI (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Izzi (401) 421 8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name – *if individual, state last, first, middle name*)

40 Westminster Street - Suite 600 (Address) Providence (City) RI (State) 02903 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Izzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown, Lisle/Cummings, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Treasurer

Title

Notary Public

My Commission expires June 16, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FED 2 0 2007
WASH. D.C.
203
SECTION

CONTENTS

INDEPENDENT AUDITORS' REPORT	1
FACING PAGE	2
OATH OR AFFIRMATION	3
FINANCIAL STATEMENTS	
Statements of financial condition	4
Statements of income	5
Statements of changes in stockholders' equity	6
Statements of cash flows	7
Notes to financial statements	8 - 10
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION	11
SUPPLEMENTARY SCHEDULES	
Schedule I - Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission	12
Schedule II - Computation for Determination of Reserve Requirement Under Rule 15c3-3 of The Securities and Exchange Commission	13
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission	14
Schedule IV - Segregation Requirements and Funds In Segregation For Customers' Regulated Commodity Futures and Options Accounts	15

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS


SEC MAIL PROCESSING
RECEIVED
FEB 20 2007
WASH, D.C.
203
SECTION

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Brown, Lisle/Cummings, Inc. as of December 31, 2006 and 2005 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown, Lisle/Cummings, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 8, 2007

40 Westminster Street Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS	2006	2005
Cash and cash equivalents	$ 317,231	$ 271,353
Receivables from clearing organizations	149,767	180,069
Securities owned:		
Not readily marketable, at estimated fair value	-	3,300
Prepaid expenses	27,606	26,289
Furniture and office equipment, at cost, less accumulated depreciation 2006 $128,578; 2005 $109,962	29,768	39,446
	$ 524,372	$ 520,457

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued pension contributions	$ 247,228	$ 220,816
Accrued payroll withholdings and taxes	44,884	63,741
Accrued expenses	10,260	13,900
	302,372	298,457
STOCKHOLDERS' EQUITY		
Common stock, no par value, authorized 400 shares; issued 257 shares	257,000	257,000
Less cost of treasury stock, 35 shares	(35,000)	(35,000)
	222,000	222,000
	$ 524,372	$ 520,457

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions	$ 2,331,010	$ 2,311,669
Gain on firm securities trading accounts	45,501	67,432
Sale of investment company shares	356,006	367,849
Fees for account supervision, investment advisory and administrative services	70,321	30,101
Other revenue	40,116	17,444
	2,842,954	2,794,495
EXPENSES		
Stockholder officers' compensation and benefits	1,349,503	1,371,827
Employee compensation and benefits	852,468	781,455
Commissions paid to other broker/dealers	246,964	233,230
Regulatory fees and expenses	49,153	41,642
Other operating expenses	344,866	366,341
	2,842,954	2,794,495
NET INCOME	$ -	$ -

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2006 and 2005

	Capital Stock Common	Treasury Stock	Retained Earnings
Balances at January 1, 2006	$ 257,000	$ (35,000)	$ -
Stock redeemed	-	-	-
Stock issued	-	-	-
Balances at December 31, 2006	$ 257,000	$ (35,000)	$ -
Balances at January 1, 2005	$ 257,000	$ (35,000)	$ -
Stock redeemed	-	(4,000)	-
Stock issued	-	4,000	-
Balances at December 31, 2005	$ 257,000	$ (35,000)	$ -

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	18,838	23,078
Gain on sale of investments	(2,790)	-
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	30,302	(38,666)
Prepaid expenses	(1,317)	2,819
Increase (decrease) in:		
Accrued pension contributions	26,412	(5,165)
Accrued payroll withholdings and taxes	(18,857)	(37,509)
Accrued expenses	(3,640)	2,415
Net cash provided by (used in) operating activities	48,948	(53,028)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investments	10,890	-
Purchase of investments	(4,800)	-
Capital expenditures	(9,160)	(5,135)
Net cash used in investing activities	(3,070)	(5,135)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock redeemed	-	(4,000)
Capital stock issued	-	4,000
Net cash used in financing activities	-	-
Net increase (decrease) in cash and cash equivalents	45,878	(58,163)
CASH AND CASH EQUIVALENTS		
Beginning	271,353	329,516
Ending	$ 317,231	$ 271,353

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: The Company, located in Providence, Rhode Island, is a broker/dealer engaged in the sale of securities to customers located mainly on the East Coast.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of a money market fund.

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years. The depreciation expense and accumulated depreciation for the year ended December 31, 2006 are $18,838 and $128,578, respectively, and for the year ended December 31, 2005, $23,078 and $109,962, respectively.

Income taxes: The Company is an S Corporation within the meaning of Internal Revenue Code Section 1361. Under this provision, profits are, with certain exceptions, taxed directly to the stockholders in proportion to their percentage of ownership. During the years ended December 31, 2006 and 2005, the Company treated the distribution of $532,887 and $554,532 from profits as salaries to its respective stockholders, respectively.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities: Securities not readily marketable are valued at fair value as determined by management.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the years ended December 31, 2006 and 2005 were $5,239 and $11,077, respectively.

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 2. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has in effect a simplified employee pension plan covering substantially all employees who have been employed for more than one year. Contributions to the plan are at the discretion of the stockholders. Contributions to the plan for the years ended December 31, 2006 and 2005 were $247,228 and $220,816, respectively.

Note 3. OPERATING LEASES

The Company leases certain office space under a noncancelable agreement which expires in 2009 and requires minimum annual rentals. Rental expense for the years ended December 31, 2006 and 2005 was $105,614 and $105,541, respectively.

The total minimum rental commitment as of December31, 2006 is due in future years as follows:

Years ending December 31		
2007	$	95,642
2008		95,642
2009		87,672
	$	278,956

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of approximately $164,510 and $100,000, respectively. At December 31, 2005, the Company had net capital and net capital requirements of $152,849 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2006 and 2005 were 1.84 to 1 and 1.95 to 1, respectively.

Note 5. STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the computation of aggregate indebtedness and net capital and that of the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2006.

Note 6. NFS AGREEMENT

The Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of the Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the NASD and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any errors. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for commissions

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss is unnecessary, since historically these losses have been minimal and immaterial.

Note 7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. The clearing broker/dealer will also execute trades when requested by the Company. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that insure customer transactions are executed properly.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2006 exceeded the insurance limits by approximately $300,000.

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 8, 2007

40 Westminster Street Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

	2006	2005
AGGREGATE INDEBTEDNESS		
Payables:		
Accrued pension contributions	$ 247,228	$ 220,816
Accrued payroll withholdings and taxes	44,884	63,741
Accrued expenses	10,260	13,900
Total aggregate indebtedness	$ 302,372	$ 298,457
Minimum required net capital	$ 100,000	$ 100,000
NET CAPITAL		
Stockholders' equity	$ 222,000	$ 222,000
Deductions:		
Furniture and equipment	29,768	39,446
Prepaid expenses	27,606	26,289
Securities, not readily marketable	-	3,300
Cash	97	102
Haircuts on securities owned	19	14
Net capital	164,510	152,849
Minimum required net capital	100,000	100,000
Capital in excess of minimum requirement	$ 64,510	$ 52,849
Ratio of aggregate indebtedness to net capital	1.84 to 1	1.95 to 1

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION December 31, 2006 and 2005

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2006 and 2005

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS


SEC MAIL PROCESSING
RECEIVED
FEB 2 0 2007
WASH, D.C.
203
SECTION

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements of Brown, Lisle/Cummings, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Brown, Lisle/Cummings, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Brown, Lisle/Cummings does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

40 Westminster Street Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Brown, Lisle/Cummings, Inc. as of and for the year ended December 31, 2006 and this report does not affect our report thereon dated February 8, 2007. One individual has the primary responsibility for performing most of the accounting and financial duties.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than specified parties.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 8, 2007

END